SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         AMENDMENT NO. 3
                               TO
                          SCHEDULE 13D

                            Under the
                 Securities Exchange Act of 1934


                         USG CORPORATION
           -------------------------------------------
                        (Name of Issuer)


                  Common Stock ($.10 par value)
                ---------------------------------
                 (Title of Class of Securities)

                            903293405
                    -------------------------
                         (CUSIP Number)



                     Ronald N. Graves, Esq.
        J.R. Simplot Self-Declaration of Revocable Trust
                     J.R. Simplot Foundation
                         999 Main Street
                       Boise, Idaho  83702
                   Telephone:  (208) 336-2110
             ---------------------------------------
       (Names, addresses and telephone numbers of persons
        authorized to receive notices and communications)



                        November 3, 1999
              -------------------------------------
                  (Date of event which requires
                    filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     J.R. Simplot/J.R. Simplot Self Declaration of Revocable Trust

2)   Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds

     WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of           7)   Sole Voting Power             4,959,300
Shares
Beneficially        8)   Shared Voting Power             100,000
Owned
by Each             9)   Sole Dispositive Power        4,959,300
Reporting
Person With:        10)  Shared Dispositive Power        100,000


11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     5,059,300 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     10.233%

14)  Type of Reporting Person

     IN

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     J.R. Simplot Foundation

2)   Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds

     WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of           7)   Sole Voting Power                100,000
Shares
Beneficially        8)   Shared Voting Power
Owned
by Each             9)   Sole Dispositive Power           100,000
Reporting
Person With:        10)  Shared Dispositive Power


11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     100,000 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     0.2%

14)  Type of Reporting Person

     IN

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     Don J. Simplot

2)   Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds

     PF/00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of           7)   Sole Voting Power             113,900
Shares
Beneficially        8)   Shared Voting Power           100,000
Owned
by Each             9)   Sole Dispositive Power        113,900
Reporting
Person With:        10)  Shared Dispositive Power      100,000


11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     100,000 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     0.2%

14)  Type of Reporting Person

     IN

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     Scott R. Simplot

2)   Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds

     PF/00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of           7)   Sole Voting Power                   0
Shares
Beneficially        8)   Shared Voting Power           100,000
Owned
by Each             9)   Sole Dispositive Power              0
Reporting
Person With:        10)  Shared Dispositive Power      100,000


11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     100,000 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     0.2%

14)  Type of Reporting Person

     IN

     The class of securities to which this Statement relates is the common stock, par value $.10 per share (the "Stock"), of USG Corporation (the "Issuer"), whose address is 125 S. Franklin Street, Chicago, Illinois 60606. This Amendment No. 3 amends the
Schedule 13D originally filed on December 28, 1998 on behalf of the J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 (the "Trust"), as amended by Amendment No. 1 to Schedule 13D filed on January 26, 1999, and as further amended by Amendment No. 2 to Schedule 13D filed on April 9, 1999. The Trust is an inter vivos revocable trust of which Mr. J.R. Simplot ("Mr. Simplot") is the trustee and beneficiary. Mr. Simplot is a U.S. citizen. Mr. Simplot is Chairman Emeritus of, and a consultant to, J.R. Simplot Company, 999 Main Street, Boise, Idaho 83702.

     The purpose of this Amendment is to report additional purchases of Stock, and the addition of J.R. Simplot Foundation as a reporting person.

     The J.R. Simplot Foundation is a charitable foundation organized as a nonprofit corporation under Idaho law (the "Foundation"). The Foundation was established by Mr. Simplot for general charitable purposes. Its principal office is located at 999 Main Street, Boise, Idaho 83702. The directors and executive officers of the Foundation, their principal occupations and their business addresses are as follows:



Name           Title(s)       Principal OccupationBusiness Address
----------------------------- -------------------------------------

J.R. Simplot   Director,      See Schedule 13D    See above
               President

Don J. Simplot Director,      Office of Chairman  999 Main Street
               Vice President J.R. Simplot CompanyBoise, Idaho 83702

Scott R. SimplotDirector      Office of Chairman  999 Main Street
                              J.R. Simplot CompanyBoise, Idaho 83702


     Neither Mr. Simplot, the Foundation, nor any of the executive officers or directors of the Foundation during the past five years has been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or other Consideration.
------------------------------------------------------------

     The Trust purchased the shares of Stock reported in Item 5 with personal funds of the Trust and with funds provided pursuant to customary margin arrangements between the Trust and Merrill
Lynch.

     The Foundation purchased the shares of Stock owned by it with working capital of the Foundation and with funds provided pursuant to customary margin arrangements between the Foundation and Merrill Lynch.

Item 4.   Purpose of Transaction.
---------------------------------

     (a) The purpose of the the Foundation's purchase is investment. The Trust may from time to time seek to increase, reduce or dispose of its investment in the Stock in the open market, in privately negotiated transactions, or otherwise. The determination to effect any such transactions will depend on, among other things, the market price, availability of funds, borrowing costs, market conditions, developments affecting the Issuer and the Foundation, other opportunities available to the Foundation and other considerations. The Foundation intends, from time to time, to review its investment in the Issuer and to take such action with respect to the Issuer as it considers desirable in light of the circumstances then prevailing.

     (b - j)  Not applicable.

Item 5.   Interest in Securities of the Issuer.
------------------------------------------------

     (a - b) As of November 3, 1999, the Trust owned 4,959,300 shares of Stock. As trustee of the Trust, Mr. Simplot has the sole power to vote and dispose of such shares.

     As of November 3, 1999, the Foundation owned 100,000 shares. Mr. Simplot shares with the other directors of the Foundation the power to vote and dispose of the shares of Stock held by the Foundation. One of the directors, Don J. Simplot, owns 113,900 shares of Stock in a separate account controlled solely by him.

     Based upon information contained in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission for the quarter ended September 30, 1999 (the "10-Q"), the shares owned by the Trust and the Foundation constitute approximately 10.233% of the 49,440,579 shares of Stock outstanding, as reported in the 10-Q.

     (c) During the 60 days prior to and including November 3, 1999, to the Schedule 13D, the Trust acquired the shares of Stock described below in open market purchases through ordinary brokerage transactions:


          Purchase          No. of      Price per Share
            Date            Shares        (including
                                          commissions)
          ---------         ------      ----------------

          11/2/99           41,000           $48.605
          11/3/99           81,000            49.437

     (d - e)  Not applicable.


     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.


                              J.R. Simplot
                              Self-Declaration of Revocable
                              Trust


                              By   //s// J.R. Simplot
                              -----------------------------------
                                   J.R. Simplot, as Trustee

Date:  November 11, 1999


                              J.R. Simplot Foundation


                              By   //s// Ronald N. Graves
                              -----------------------------------
                                   Ronald N. Graves, Secretary

Date:  November 11, 1999